UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@BSI.co.il

Blue Square Announces Establishment of a Joint Customer Club together with the Dor Alon Group and the Acquisition of Shares of Diners Club Israel Ltd.

ROSH HAAYIN, Israel, November 29, 2005- Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that Blue Square entered into the following contingent agreements:

(1)	an agreement in which Blue Square and Dor Alon Energy (1988) Ltd. (“Dor Alon”), will purchase from Credit Cards for Israel Ltd. (“CAL”) 49% of the shares of capital stock of Diners Club Israel Ltd., a subsidiary of CAL (“Diners Israel”), for a total consideration of NIS 21.3 million (the “Consideration”). The purchased shares will be allocated 36.75% to Blue Square and 12.25% to Dor Alon. The Consideration will be funded through a loan to be granted by CAL to Blue Square and Dor Alon;

(2)	an agreement with Dor Alon establishing a joint customers club for the benefit of Blue Squares’ and Dor Alons’ customers, to be formed as a partnership to be held 75% by Blue Square and 25% by Dor Alon (the “Customer Club”);

(3)	an agreement among Blue Square and Dor Alon, on one hand, and Diners Israel, on the other hand, pursuant to which the Customer Club will offer to members of the Customer Club a credit card issued by Diners Israel, and Diners Israel will provide services to the Customer Club and its members. In addition, the agreement contains various ancillary arrangements.

These agreements are subject to approval by the Audit Committee, the Board of Directors and the shareholders of Blue Square, the authorized bodies of Dor Alon, CAL and Discount Bank, to the extent it is required, and the consummation of some of the transactions contemplated by these agreements are conditioned upon the receipt of certain regulatory approvals and third party consents.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region. Blue Square currently operates more than 168 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.BSI.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.